[Translation]

Cabinet Office Ordinance Concerning Disclosure of Status of Bulk Holding of Share Certificates, Etc.

Form No. 1

Cover page

Filing Document (2):                                Report on Amendment No.9

Based on:                                           Article 27-25, Paragraph 1 of the Securities and Exchange
                                                    Law

Filed with:                                         Director of Tokai Local Finance Bureau

Name (3):                                           Fujio Cho, President, Toyota Motor Corporation

Address or Location of Head Office (3):             1 Toyota-cho, Toyota City, Aichi Prefecture

Effective Date of Reporting Duty (4):               September 29, 2003

Filing Date:                                        October 3 , 2003

Total Number of Submitter and Joint Holders         4
(persons):

Submitting Method (5):                              Jointly


I. Matters Regarding Issuing Company (6)
----------------------------------- ---------------------------------------------------------------
Name of Issuing Company               Toyota Industries Corporation
----------------------------------- ---------------------------------------------------------------
Company Code                          6201
----------------------------------- ---------------------------------------------------------------
Listed / Over-the-counter             Listed
----------------------------------- ---------------------------------------------------------------
Listed Securities Exchange(s)         Tokyo, Osaka, Nagoya
----------------------------------- ---------------------------------------------------------------
Location of Head Office               1, Toyoda-cho 2-chome, Kariya City, Aichi Prefecture
----------------------------------- ---------------------------------------------------------------


II. Matters Regarding Submitter
   1. Submitter (Bulk Holder)/1 (7)
      (1) Profile of Submitter (8)
       [1] Submitter (Bulk Holder)
----------------------------------- ---------------------------------------------------------
Individual / Judicial person          Judicial person (Joint stock company)
----------------------------------- ---------------------------------------------------------
Name                                  Toyota Motor Corporation
----------------------------------- ---------------------------------------------------------
Address or Location of Head           1 Toyota-cho, Toyota City, Aichi Prefecture
Office
----------------------------------- ---------------------------------------------------------
Former Name
----------------------------------- ---------------------------------------------------------
Former Address or Location of
Head Office
----------------------------------- ---------------------------------------------------------

    [2] Individual
----------------------------------- -------------------------------------------
Date of Birth
----------------------------------- -------------------------------------------
Occupation
----------------------------------- -------------------------------------------
Name of Company
----------------------------------- -------------------------------------------
Address of Company
----------------------------------- -------------------------------------------

   [3] Judicial Person
----------------------------------- -------------------------------------------
Date of Incorporation                 August 27, 1937
----------------------------------- -------------------------------------------
Name of Representative                Fujio Cho
----------------------------------- -------------------------------------------
Title of Representative               President
----------------------------------- -------------------------------------------
Business Purposes                     Manufacture, sale, leasing and repair of
                                      motor vehicles, ships, aircraft, other
                                      transportation machinery and apparatus,
                                      space machinery and apparatus, and parts
                                      thereof, etc.
----------------------------------- -------------------------------------------


    [4] Place to Contact
----------------------------------- ---------------------------------------------------------------------------
Place to Contact and Name of         Yuji Maki, Project General Manager of Financial Reporting
Person in Charge                     Department, Accounting Division
----------------------------------- ---------------------------------------------------------------------------
Telephone Number                     0565-28-2121
----------------------------------- ---------------------------------------------------------------------------

    (2) Holding Purposes (9)
----------------------------------------------------------------------------------------------------------------
    For strategic investment (maintenance and development of the business relationship)
----------------------------------------------------------------------------------------------------------------



    (3) Breakdown of Stock, Etc. Held by Submitter (10)
       [1] Number of Stock, Etc. Held
---------------------------------- ------------------------- ------------------------ --------------------------
                                     Main Text of Article          Article 27-23,            Article 27-23,
                                      27-23, Paragraph 3         Paragraph 3, Item 1       Paragraph 3, Item 2
---------------------------------- ------------------------- ------------------------ --------------------------
Shares (shares)                                 76,600,604                         -                         -
---------------------------------- ------------------------- ------------------------ --------------------------
Warrants (shares)                    A                   -                         -                         G
---------------------------------- ------------------------- ------------------------ --------------------------
Certificate of Stock                 B                   -                         -                         H
Acquisition Rights (shares)
---------------------------------- ------------------------- ------------------------ --------------------------
Bonds with Stock Acquisition         C                   -                         -                         I
Rights (shares)
---------------------------------- ------------------------- ------------------------ --------------------------
Covered Warrants relating to         D                   -                                                   J
Subject Securities
---------------------------------- ------------------------- ------------------------ --------------------------
Depositary Receipts
Representing Ownership
Interest in Shares                                       -
---------------------------------- ------------------------- ------------------------ --------------------------
Other Related Depositary             E                   -                                                   K
Receipts
---------------------------------- ------------------------- ------------------------ --------------------------
Bonds Redeemable by Subject          F                   -                                                   L
Securities
---------------------------------- ------------------------- ------------------------ --------------------------
Total (shares)                       M          76,600,604       N                 -       O                 -
---------------------------------- ------------------------- ------------------------ --------------------------
Number of Shares, Etc., which        P                   -
were Transferred through a
Margin Transaction and which
are to be Deducted
---------------------------------- ------------------------- ------------------------ --------------------------
Number of Shares, Etc. Held          Q           76,600,604
(Total) (M+N+O-P)
---------------------------------- ------------------------- ------------------------ --------------------------
Number of Potentially Diluted        R                    -
Shares Held
(A+B+C+D+E+F+G+H+I+J+K+L)
---------------------------------- ------------------------- ------------------------ --------------------------

    [2] Percentage of Shares, Etc. Held
----------------------------------- ------------------------------------------
Total Number of Issued Shares       S                     325,840,640
(shares) (as of September 30, 2003)
----------------------------------- ------------------------------------------
Percentage of Shares, Etc.                                      23.51
Held by the Above-stated
Submitter (%) (Q/(R+S)x100)
----------------------------------- ------------------------------------------
Percentage of Shares, Etc.                                      25.47
Held Stated in the Preceding
Report (%)
----------------------------------- ------------------------------------------



    (4)Conditions concerning Acquisition or Disposal during the Last Sixty
       (60) Days of Shares, Etc. Issued by Issuing Company (11)
----------------- --------------------------- --------------- --------------------------- ------------------
       Date           Kind of Stock, Etc.        Number         Acquisition / Disposal      Unit Price
----------------- --------------------------- --------------- --------------------------- ------------------
     September        Shares of common stock     4,284,490      Acquisition                 (yen) 1983.9
      25,2003
----------------- --------------------------- --------------- --------------------------- ------------------
----------------- --------------------------- --------------- --------------------------- ------------------
----------------- --------------------------- --------------- --------------------------- ------------------
----------------- --------------------------- --------------- --------------------------- ------------------
----------------- --------------------------- --------------- --------------------------- ------------------
----------------- --------------------------- --------------- --------------------------- ------------------
----------------- --------------------------- --------------- --------------------------- ------------------
----------------- --------------------------- --------------- --------------------------- ------------------
----------------- --------------------------- --------------- --------------------------- ------------------
----------------- --------------------------- --------------- --------------------------- ------------------

   (5) Material Agreements Including Security Agreements Related to Shares, Etc. (12)
-----------------------------------------------------------------------------
Not applicable.
-----------------------------------------------------------------------------
   (6) Funds for Acquisition of Shares Held
     [1] Breakdown of Funds for Acquisition
----------------------------------------------- -----------------------------
Amount of Own Funds (Y) ((yen)1,000)             53,044,576
----------------------------------------------- -----------------------------
Total Amount of Borrowed Funds (U)                        -
((yen)1,000)
----------------------------------------------- -----------------------------
Total Amount of Other Funds (V) ((yen)1,000)              -
----------------------------------------------- -----------------------------
Breakdown of Above (V)                                    -
----------------------------------------------- -----------------------------
Total Amount of Funds for Acquisition            53,044,576
((yen)1,000) (T+U+V)
----------------------------------------------- -----------------------------


   [2] Breakdown of Borrowings
------------------------------ ------------- ------------------- -------------- ----------------- --------------
Number             Name         Type of            Name of        Location       Purpose of        Amount
             (Name of Branch)   Business      Representative                      Borrowing        ((yen)1,000)
------------------------------ ------------- ------------------- -------------- ----------------- --------------
1            Not applicable.
------------------------------ ------------- ------------------- -------------- ----------------- --------------
2
------------------------------ ------------- ------------------- -------------- ----------------- --------------
3
------------------------------ ------------- ------------------- -------------- ----------------- --------------
4
------------------------------ ------------- ------------------- -------------- ----------------- --------------
5
------------------------------ ------------- ------------------- -------------- ----------------- --------------
6
------------------------------ ------------- ------------------- -------------- ----------------- --------------
7
------------------------------ ------------- ------------------- -------------- ----------------- --------------
8
------------------------------ ------------- ------------------- -------------- ----------------- --------------
9
------------------------------ ------------- ------------------- -------------- ----------------- --------------
10
------------------------------ ------------- ------------------- -------------- ----------------- --------------

II. Matters Regarding Submitter


   2. Submitter (Bulk Holder)/2 (7)
      (1) Profile of Submitter (8)
        [1] Submitter (Bulk Holder)
------------------------------------ --------------------------------------------------------------------------
   Individual / Judicial person      Judicial person (Joint stock company)
------------------------------------ --------------------------------------------------------------------------
   Name                              Kanto Auto Works Ltd.
------------------------------------ --------------------------------------------------------------------------
   Address or Location of Head       Tauraminato-cho, Yokosuka City, Kanagawa Prefecture
   Office
------------------------------------ --------------------------------------------------------------------------
   Former Name
------------------------------------ --------------------------------------------------------------------------
   Former Address or Location of
   Head Office
------------------------------------ --------------------------------------------------------------------------


      [2] Individual
------------------------------------ -----------------------------------------
   Date of Birth
------------------------------------ -----------------------------------------
   Occupation
------------------------------------ -----------------------------------------
   Name of Company
------------------------------------ -----------------------------------------
   Address of Company
------------------------------------ -----------------------------------------

     [3] Judicial Person
------------------------------------ ------------------------------------------
   Date of Incorporation                July 22, 1942
------------------------------------ ------------------------------------------
   Name of Representative               Susumu Uchikawa
------------------------------------ ------------------------------------------
   Title of Representative              President
------------------------------------ ------------------------------------------
   Business Purposes                    Manufacture, sale and repair of motor
                                        vehicles and other transportation
                                        machinery apparatus, and parts thereof,
                                        etc.
------------------------------------ ------------------------------------------
     [4] Place to Contact
--------------------------------------------------------------------------------
   Place to Contact and Name of         Yousuke Uematsu, General Manager of
   Person in Charge                     Finance and Cost Management Division
--------------------------------------------------------------------------------
   Telephone Number                     046-862-2681
--------------------------------------------------------------------------------


     (2) Holding Purposes (9)
----------------------------------------------------------------------------------------------------------------
   For strategic investment (maintenance and development of the business relationship)
----------------------------------------------------------------------------------------------------------------


     (3) Breakdown of Stock, Etc. Held by Submitter (10)
        [1] Number of Stock, Etc. Held
----------------------------------------------------------------------------------------------------------------
                                     Main Text of Article         Article 27-23,          Article 27-23,
                                      27-23, Paragraph 3       Paragraph 3, Item 1     Paragraph 3, Item 2
---------------------------------- -------------------------- ----------------------- --------------------------
Shares (shares)                                    143,001                       -                       -
---------------------------------- -------------------------- ----------------------- --------------------------
Warrants (shares)                    A                   -                       -     G
---------------------------------- -------------------------- ----------------------- --------------------------
Certificate of Stock                 B                   -                       -     H
Acquisition Rights (shares)
---------------------------------- -------------------------- ----------------------- --------------------------
Bonds with Stock Acquisition         C                   -                       -     I
Rights (shares)
---------------------------------- -------------------------- ----------------------- --------------------------
Covered Warrants relating to         D                   -                             J
Subject Securities
---------------------------------- -------------------------- ----------------------- --------------------------
Depositary Receipts
Representing Ownership                                   -
Interest in Shares
---------------------------------- -------------------------- ----------------------- --------------------------
Other Related Depositary             E                   -                             K
Receipts
---------------------------------- -------------------------- ----------------------- --------------------------
Bonds Redeemable by Subject          F                   -                             L
Securities
---------------------------------- -------------------------- ----------------------- --------------------------
Total (shares)                       M             143,001     N                 -     O                 -
---------------------------------- -------------------------- ----------------------- --------------------------
Number of Shares, Etc., which        P                   -
were Transferred through a
Margin Transaction and which
are to be Deducted
---------------------------------- -------------------------- ----------------------- --------------------------
Number of Shares, Etc. Held          Q             143,001
(Total) (M+N+O-P)
---------------------------------- -------------------------- ----------------------- --------------------------
Number of Potentially Diluted        R                   -
Shares Held
(A+B+C+D+E+F+G+H+I+J+K+L)
---------------------------------- -------------------------- ----------------------- --------------------------



     [2] Percentage of Shares, Etc. Held
---------------------------------- -----------------------------------------------------------------------------
Total Number of Issued Shares           S                           325,840,640
(shares) (as of September 30, 2003)
---------------------------------- -----------------------------------------------------------------------------
Percentage of Shares, Etc.                                                 0.04
Held by the Above-stated
Submitter (%) (Q/(R+S)x100)
---------------------------------- -----------------------------------------------------------------------------
Percentage of Shares, Etc.                                                 0.05
Held Stated in the Preceding
Report (%)
---------------------------------- -----------------------------------------------------------------------------


     (4)Conditions concerning Acquisition or Disposal during the Last Sixty
         (60) Days of Shares, Etc. Issued by Issuing Company (11)
---------------- ----------------------------- -------------- --------------------------- ------------------
      Date       Kind of Stock, Etc.           Number         Acquisition / Disposal      Unit Price
---------------- ----------------------------- -------------- --------------------------- ------------------
                     Not Applicable
---------------- ----------------------------- -------------- --------------------------- ------------------
---------------- ----------------------------- -------------- --------------------------- ------------------
---------------- ----------------------------- -------------- --------------------------- ------------------
---------------- ----------------------------- -------------- --------------------------- ------------------
---------------- ----------------------------- -------------- --------------------------- ------------------
---------------- ----------------------------- -------------- --------------------------- ------------------
---------------- ----------------------------- -------------- --------------------------- ------------------
---------------- ----------------------------- -------------- --------------------------- ------------------
---------------- ----------------------------- -------------- --------------------------- ------------------
---------------- ----------------------------- -------------- --------------------------- ------------------


     (5) Material Agreements Including Security Agreements Related to Shares, Etc. (12)
----------------------------------------------------------------------------------------------------------------
Not applicable.
----------------------------------------------------------------------------------------------------------------

     (6) Funds for Acquisition of Shares Held
       [1] Breakdown of Funds for Acquisition
----------------------------------------------- ------------------------------
Amount of Own Funds (Y) ((yen)1,000)              -
----------------------------------------------- ------------------------------
Total Amount of Borrowed Funds (U)                -
((yen)1,000)
----------------------------------------------- ------------------------------
Total Amount of Other Funds (V) ((yen)1,000)      -
----------------------------------------------- ------------------------------
Breakdown of Above (V)                            -
----------------------------------------------- ------------------------------
Total Amount of Funds for Acquisition             -
((yen)1,000) (T+U+V)
----------------------------------------------- ------------------------------



     [2] Breakdown of Borrowings
-------- -------------------- ----------- ----------------- -------------- --------------- ---------------
Number         Name            Type of       Name of         Location       Purpose of      Amount
          (Name of Branch)     Business    Representative                   Borrowing    ((yen)1,000)
-------- -------------------- ----------- ----------------- -------------- --------------- ---------------
1         Not applicable.
-------- -------------------- ----------- ----------------- -------------- --------------- ---------------
2
-------- -------------------- ----------- ----------------- -------------- --------------- ---------------
3
-------- -------------------- ----------- ----------------- -------------- --------------- ---------------
4
-------- -------------------- ----------- ----------------- -------------- --------------- ---------------
5
-------- -------------------- ----------- ----------------- -------------- --------------- ---------------
6
-------- -------------------- ----------- ----------------- -------------- --------------- ---------------
7
-------- -------------------- ----------- ----------------- -------------- --------------- ---------------
8
-------- -------------------- ----------- ----------------- -------------- --------------- ---------------
9
-------- -------------------- ----------- ----------------- -------------- --------------- ---------------
10
-------- -------------------- ----------- ----------------- -------------- --------------- ---------------

II.  Matters Regarding Submitter

   3. Submitter (Bulk Holder)/3 (7)
     (1) Profile of Submitter (8)
       [1] Submitter (Bulk Holder)
------------------------------------ -------------------------------------------
  Individual / Judicial person          Judicial person (Joint stock company)
------------------------------------ -------------------------------------------
  Name                                  Toyota Auto Body Co., Ltd.
------------------------------------ -------------------------------------------
  Address or Location of Head           100, Kaneyama, Ichiriyama-cho,
  Office                                Kariya City, Aichi Prefecture
------------------------------------ -------------------------------------------
  Former Name
------------------------------------ -------------------------------------------
  Former Address or Location of
  Head Office
------------------------------------ -------------------------------------------

     [2] Individual
------------------------------------ -------------------------------------------
  Date of Birth
------------------------------------ -------------------------------------------
  Occupation
------------------------------------ -------------------------------------------
  Name of Company
------------------------------------ -------------------------------------------
  Address of Company
------------------------------------ -------------------------------------------
     [3] Judicial Person
------------------------------------ -------------------------------------------
  Date of Incorporation                 August 31, 1945
------------------------------------ -------------------------------------------
  Name of Representative                Risuke Kubochi
------------------------------------ -------------------------------------------
  Title of Representative               President
------------------------------------ -------------------------------------------
  Business Purposes                     Manufacture and sale of auto bodies.
------------------------------------ -------------------------------------------



     [4] Place to Contact
------------------------------------ ---------------------------------------------------------------------------
   Place to Contact and Name of          Shinobu Ichikawa, Director and General Manager of Business
   Person in Charge                      Administration Division
------------------------------------ ---------------------------------------------------------------------------
   Telephone Number                      0566-36-2121
------------------------------------ ---------------------------------------------------------------------------


     (2) Holding Purposes (9)
----------------------------------------------------------------------------------------------------------------
   For strategic investment (maintenance and development of the business relationship)
----------------------------------------------------------------------------------------------------------------


     (3) Breakdown of Stock, Etc. Held by Submitter (10)
         [1] Number of Stock, Etc. Held
--------------------------------- ------------------------------------------------------------------------------
                                      Main Text of Article         Article 27-23,         Article 27-23,
                                       27-23, Paragraph 3        Paragraph 3, Item 1   Paragraph 3, Item 2
--------------------------------- --------------------------- ----------------------- --------------------------
Shares (shares)                                   574,649                          -
--------------------------------- --------------------------- ----------------------- --------------------------
Warrants (shares)                      A                                           -      G
--------------------------------- --------------------------- ----------------------- --------------------------
Certificate of Stock                   B                                           -      H
Acquisition Rights (shares)
--------------------------------- --------------------------- ----------------------- --------------------------
Bonds with Stock Acquisition           C                                           -      I
Rights (shares)
--------------------------------- --------------------------- ----------------------- --------------------------
Covered Warrants relating to           D                                                  J
Subject Securities
--------------------------------- --------------------------- ----------------------- --------------------------
Depositary Receipts
Representing Ownership
Interest in Shares                                        -
--------------------------------- --------------------------- ----------------------- --------------------------
Other Related Depositary               E                  -                               K
Receipts
--------------------------------- --------------------------- ----------------------- --------------------------
Bonds Redeemable by Subject            F                  -                               L
Securities
--------------------------------- --------------------------- ----------------------- --------------------------
Total (shares)                         M            574,649        N               -      O
--------------------------------- --------------------------- ----------------------- --------------------------
Number of Shares, Etc., which          P                  -
were Transferred through a
Margin Transaction and which
are to be Deducted
--------------------------------- ------------------------------------------------------------------------------
Number of Shares, Etc. Held            Q            574,649
(Total) (M+N+O-P)
--------------------------------- ------------------------------------------------------------------------------
Number of Potentially Diluted          R                  -
Shares Held
(A+B+C+D+E+F+G+H+I+J+K+L)
--------------------------------- ------------------------------------------------------------------------------



     [2] Percentage of Shares, Etc. Held
--------------------------------- ------------------------------------------------------------------------------
Total Number of Issued Shares       S             325,840,640
(shares) (as of September 30, 2003)
--------------------------------- ------------------------------------------------------------------------------
Percentage of Shares, Etc.                               0.18
Held by the Above-stated
Submitter (%) (Q/(R+S)x100)
--------------------------------- ------------------------------------------------------------------------------
Percentage of Shares, Etc.                               0.18
Held Stated in the Preceding
Report (%)
--------------------------------- ------------------------------------------------------------------------------


     (4)Conditions concerning Acquisition or Disposal during the Last Sixty
        (60) Days of Shares, Etc. Issued by Issuing Company (11)
--------------- ------------------------------ -------------- --------------------------- ------------------
        Date          Kind of Stock, Etc.         Number        Acquisition / Disposal        Unit Price
--------------- ------------------------------ -------------- --------------------------- ------------------
                         Not Applicable
--------------- ------------------------------ -------------- --------------------------- ------------------
--------------- ------------------------------ -------------- --------------------------- ------------------
--------------- ------------------------------ -------------- --------------------------- ------------------
--------------- ------------------------------ -------------- --------------------------- ------------------
--------------- ------------------------------ -------------- --------------------------- ------------------
--------------- ------------------------------ -------------- --------------------------- ------------------
--------------- ------------------------------ -------------- --------------------------- ------------------
--------------- ------------------------------ -------------- --------------------------- ------------------
--------------- ------------------------------ -------------- --------------------------- ------------------
--------------- ------------------------------ -------------- --------------------------- ------------------


     (5) Material Agreements Including Security Agreements Related to Shares, Etc. (12)
-------------------------------------------------------------------------------
Not applicable.
-------------------------------------------------------------------------------

     (6) Funds for Acquisition of Shares Held
       [1] Breakdown of Funds for Acquisition
------------------------------------------------- ----------------------------
Amount of Own Funds (Y) ((yen)1,000)                    -
------------------------------------------------- ----------------------------
Total Amount of Borrowed Funds (U)                      -
((yen)1,000)
------------------------------------------------- ----------------------------
Total Amount of Other Funds (V) ((yen)1,000)            -
------------------------------------------------- ----------------------------
Breakdown of Above (V)                                  -
------------------------------------------------- ----------------------------
Total Amount of Funds for Acquisition                   -
((yen)1,000) (T+U+V)
------------------------------------------------- ----------------------------



     [2] Breakdown of Borrowings
------------------------------ ------------- ------------------ ------------- -------------- --------------
Number        Name              Type of         Name of          Location     Purpose of        Amount
         (Name of Branch)       Business     Representative                    Borrowing     ((yen)1,000)
------- --------------------- ------------- ------------------ ------------- -------------- --------------
1         Not applicable.
------- --------------------- ------------- ------------------ ------------- -------------- --------------
2
------- --------------------- ------------- ------------------ ------------- -------------- --------------
3
------- --------------------- ------------- ------------------ ------------- -------------- --------------
4
------- --------------------- ------------- ------------------ ------------- -------------- --------------
5
------- --------------------- ------------- ------------------ ------------- -------------- --------------
6
------- --------------------- ------------- ------------------ ------------- -------------- --------------
7
------- --------------------- ------------- ------------------ ------------- -------------- --------------
8
------- --------------------- ------------- ------------------ ------------- -------------- --------------
9
------- --------------------- ------------- ------------------ ------------- -------------- --------------
10
------- --------------------- ------------- ------------------ ------------- -------------- --------------

II.  Matters Regarding Submitter

   4. Submitter (Bulk Holder)/4 (7)
      (1) Profile of Submitter (8)
       [1] Submitter (Bulk Holder)
----------------------------------------------------------------------------------------------------------------
Individual / Judicial person                    Judicial person (Joint stock company)
----------------------------------------------------------------------------------------------------------------
Name                                            Towa Real Estate Co., Ltd.
----------------------------------------------------------------------------------------------------------------
Address or Location of Head                     11-27, Meieki 4-chome, Nakamura-ku, Nagoya City, Aichi Prefecture
Office
----------------------------------------------------------------------------------------------------------------
Former Name
----------------------------------------------------------------------------------------------------------------
Former Address or Location of
Head Office
----------------------------------------------------------------------------------------------------------------

     [2] Individual
----------------------------------------------------------------------------------------------------------------
Date of Birth
----------------------------------------------------------------------------------------------------------------
Occupation
----------------------------------------------------------------------------------------------------------------
Name of Company
----------------------------------------------------------------------------------------------------------------
Address of Company
----------------------------------------------------------------------------------------------------------------

     [3] Judicial Person
----------------------------------------------------------------------------------------------------------------
Date of Incorporation                           August 17, 1953
----------------------------------------------------------------------------------------------------------------
Name of Representative                          Takehiko Kato
----------------------------------------------------------------------------------------------------------------
Title of Representative                         President
----------------------------------------------------------------------------------------------------------------
Business Purposes                               Real estate development, management and rental.
----------------------------------------------------------------------------------------------------------------

     [4] Place to Contact
----------------------------------------------------------------------------------------------------------------
Place to Contact and Name of                    Masashi Suzuki, Project General Manager, Accounting Division
Person in Charge
----------------------------------------------------------------------------------------------------------------
Telephone Number                                052-584-7161
----------------------------------------------------------------------------------------------------------------

   (2) Holding Purposes (9)
----------------------------------------------------------------------------------------------------------------
For strategic investment (maintenance and development of the business relationship)
----------------------------------------------------------------------------------------------------------------


     (3) Breakdown of Stock, Etc. Held by Submitter (10)
       [1] Number of Stock, Etc. Held
                                      Main Text of Article         Article 27-23,         Article 27-23,
                                       27-23, Paragraph 3        Paragraph 3, Item 1   Paragraph 3, Item 2
----------------------------------------------------------------------------------------------------------------
Shares (shares)                                  7,697,374                       -                     -
----------------------------------------------------------------------------------------------------------------
Warrants (shares)                     A                                          -        G
----------------------------------------------------------------------------------------------------------------
Certificate of Stock                  B                                          -        H
Acquisition Rights (shares)
----------------------------------------------------------------------------------------------------------------
Bonds with Stock Acquisition          C                                          -        I
Rights (shares)
----------------------------------------------------------------------------------------------------------------
Covered Warrants relating to          D                                                   J
Subject Securities
----------------------------------------------------------------------------------------------------------------
Depositary Receipts
Representing Ownership
Interest in Shares
----------------------------------------------------------------------------------------------------------------
Other Related Depositary              E                                                   K
Receipts
----------------------------------------------------------------------------------------------------------------
Bonds Redeemable by Subject           F                                                   L
Securities
----------------------------------------------------------------------------------------------------------------
Total (shares)                        M         7,697,374          N             -        O            -
----------------------------------------------------------------------------------------------------------------
Number of Shares, Etc., which         P                 -
were Transferred through a
Margin Transaction and which
are to be Deducted
----------------------------------------------------------------------------------------------------------------
Number of Shares, Etc. Held           Q         7,697,374
(Total) (M+N+O-P)
----------------------------------------------------------------------------------------------------------------
Number of Potentially Diluted         R                 -
Shares Held
(A+B+C+D+E+F+G+H+I+J+K+L)
----------------------------------------------------------------------------------------------------------------

     [2] Percentage of Shares, Etc. Held
----------------------------------------------------------------------------------------------------------------
Total Number of Issued Shares         S       325,840,640
(shares) (as of September 30, 2003)
----------------------------------------------------------------------------------------------------------------
Percentage of Shares, Etc.                           2.36
Held by the Above-stated
Submitter (%) (Q/(R+S)x100)
----------------------------------------------------------------------------------------------------------------
Percentage of Shares, Etc.                           2.49
Held Stated in the Preceding
Report (%)
----------------------------------------------------------------------------------------------------------------


     (4)Conditions concerning Acquisition or Disposal during the Last Sixty (60) Days of Shares, Etc. Issued by
        Issuing Company (11)
----------------------------------------------------------------------------------------------------------------
       Date              Kind of Stock, Etc.           Number          Acquisition / Disposal       Unit Price
----------------------------------------------------------------------------------------------------------------
                           Not Applicable
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

     (5) Material Agreements Including Security Agreements Related to Shares,
         Etc. (12)
----------------------------------------------------------------------------------------------------------------
Not applicable.
----------------------------------------------------------------------------------------------------------------

     (6) Funds for Acquisition of Shares Held
       [1] Breakdown of Funds for Acquisition
----------------------------------------------------------------------------------------------------------------
Amount of Own Funds (Y) ((yen)1,000)                    -
----------------------------------------------------------------------------------------------------------------
Total Amount of Borrowed Funds (U)                      -
((yen)1,000)
----------------------------------------------------------------------------------------------------------------
Total Amount of Other Funds (V) ((yen)1,000)            -
----------------------------------------------------------------------------------------------------------------
Breakdown of Above (V)                                  -
----------------------------------------------------------------------------------------------------------------
Total Amount of Funds for Acquisition                   -
((yen)1,000) (T+U+V)
----------------------------------------------------------------------------------------------------------------

     [2] Breakdown of Borrowings
----------------------------------------------------------------------------------------------------------------
Number        Name              Type of         Name of          Location     Purpose of        Amount
         (Name of Branch)       Business     Representative                    Borrowing     ((yen)1,000)
----------------------------------------------------------------------------------------------------------------
1         Not applicable.
----------------------------------------------------------------------------------------------------------------
2
----------------------------------------------------------------------------------------------------------------
3
----------------------------------------------------------------------------------------------------------------
4
----------------------------------------------------------------------------------------------------------------
5
----------------------------------------------------------------------------------------------------------------
6
----------------------------------------------------------------------------------------------------------------
7
----------------------------------------------------------------------------------------------------------------
8
----------------------------------------------------------------------------------------------------------------
9
----------------------------------------------------------------------------------------------------------------
10
----------------------------------------------------------------------------------------------------------------

IV. Summary List Regarding Submitter and Joint Holders

   1. Submitter and Joint Holders (18)

      Toyota Motor Corporation
      Kanto Auto Works Ltd.
      Toyota Auto Body Co., Ltd.
      Towa Real Estate Co., Ltd.

   2. Breakdown of Stock, Etc. Held by Submitter and Joint Holders (19)
     (1) Number of Stock, Etc. Held

----------------------------------------------------------------------------------------------------------------
                                      Main Text of Article         Article 27-23,         Article 27-23,
                                       27-23, Paragraph 3        Paragraph 3, Item 1   Paragraph 3, Item 2
----------------------------------------------------------------------------------------------------------------
Shares (shares)                                85,015,628                                             -
----------------------------------------------------------------------------------------------------------------
Warrants (shares)                     A                                        -     G
----------------------------------------------------------------------------------------------------------------
Certificate of Stock Acquisition      B                                        -     H
Rights (shares)
----------------------------------------------------------------------------------------------------------------
Bonds with Stock Acquisition Rights   C                                        -     I
(shares)
----------------------------------------------------------------------------------------------------------------
Covered Warrants relating to          D                                              J
Subject Securities
----------------------------------------------------------------------------------------------------------------
Depositary Receipts Representing
Ownership Interest in Shares
----------------------------------------------------------------------------------------------------------------
Other Related Depositary Receipts     E                                              K
----------------------------------------------------------------------------------------------------------------
Bonds Redeemable by Subject           F                                              L
Securities
----------------------------------------------------------------------------------------------------------------
Total (shares)                        M        85,015,628          N                 O
----------------------------------------------------------------------------------------------------------------
Number of Shares, Etc., which were    P                 -
Transferred through a Margin
Transaction and which are to be
Deducted
----------------------------------------------------------------------------------------------------------------
Number of Shares, Etc. Held           Q        85,015,628
(Total) (M+N+O-P)
----------------------------------------------------------------------------------------------------------------
Number of Potentially Diluted         R                 -
Shares Held
(A+B+C+D+E+F+G+H+I+J+K+L)
----------------------------------------------------------------------------------------------------------------

     (2) Percentage of Shares, Etc. Held
----------------------------------------------------------------------------------------------------------------
Total Number of Issued Shares         S       325,840,640
(shares) (as of September 30, 2003)
----------------------------------------------------------------------------------------------------------------
Percentage of Shares, Etc. Held                     26.09
by the Above-stated Submitter (%)
(Q/(R+S)x100)
----------------------------------------------------------------------------------------------------------------
Percentage of Shares, Etc. Held                     28.09
Stated in the Preceding Report
(%)
----------------------------------------------------------------------------------------------------------------